Exhibit 99.1
NEWS RELEASE
Investor Contacts:

FOR TRINITY INDUSTRIES, INC.:	FOR QUIXOTE CORPORATION:
James E. Perry	Daniel P. Gorey
Vice President, Finance and Treasurer	Chief Financial Officer
Trinity Industries, Inc.	Joan R. Riley
214/589-8412	Director of Investor Relations
312/467-6755

Investor Relations:
Eric Boyriven/Alexandra Tramont
212/850-5600
FOR IMMEDIATE RELEASE
Trinity Industries, Inc. Announces Definitive Agreement
to Acquire Quixote Corporation
DALLAS — December 30, 2009 — Trinity Industries, Inc. (NYSE: TRN, “Trinity”) and Quixote Corporation (NASDAQ: QUIX, “Quixote”) today announced that they have reached a definitive agreement for Trinity to acquire the outstanding common shares and equivalents of Quixote for cash of $6.38 per share, or approximately $61 million. Trinity will fund the acquisition from available cash on hand, which totaled $545 million at September 30, 2009.
Quixote, through its subsidiaries, is a leading developer and manufacturer of highway products designed to protect and direct motorists. Quixote will be combined with Trinity’s Construction Products businesses.
The acquisition will be accomplished through a tender offer for Quixote’s common shares by a wholly-owned subsidiary of Trinity, THP Merger Co., and is expected to close in the first quarter of 2010. The tender offer is conditioned on the successful tender of at least 60% of Quixote’s total outstanding shares of common stock calculated on a fully diluted basis, as well as the satisfaction of other customary closing conditions. The transaction has been unanimously approved by Quixote’s Board of Directors.
“We are pleased to announce the agreement to acquire Quixote and look forward to integrating its businesses into our multi-industry portfolio,” said Timothy R. Wallace, Trinity’s Chairman, Chief Executive Officer, and President. “We have admired Quixote’s line of innovative products and global reach. This acquisition will further expand our international market penetration in the highway products business through Quixote’s existing customer relationships.”

This acquisition provides numerous integration opportunities benefiting the combined entity and its customers. Upon completion of the integration and combination of the businesses, Trinity will have the opportunity to offer its domestic and international customers a broad range of highway products. The combination of Trinity’s and Quixote’s research and development efforts will provide customers with continuing advancement in highway products.
“This transaction will benefit both companies’ customers as the combination of our product lines will provide a more robust offering of highway safety products from a single source,” said Bruce Reimer, Quixote’s Chief Executive Officer and President. “Trinity is a
well-respected multi-industry company, and we are pleased that Quixote will become an important addition to their portfolio of businesses.”
BofA Merrill Lynch is acting as financial advisor to Trinity, and Morgan Keegan & Company, Inc. is acting as financial advisor to Quixote, in connection with this transaction.
Trinity Industries, Inc., headquartered in Dallas, Texas, is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation, and construction sectors. Trinity reports its financial results in five principal business segments: the Rail Group, the Railcar Leasing and Management Services Group, the Inland Barge Group, the Construction Products Group, and the Energy Equipment Group. For more information, visit: www.trin.net.
Quixote Corporation, headquartered in Chicago, Illinois (www.quixotecorp.com), through its wholly-owned subsidiary, Quixote Transportation Safety, Inc., is a leading manufacturer of energy-absorbing highway crash cushions, truck-mounted attenuators, bridge anti-icing systems, flexible post delineators and other transportation safety products.
Special Note:
Important Additional Information: The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities of Quixote. At the time the tender offer is commenced, Trinity and its wholly-owned subsidiary, THP Merger Co. (the “Purchaser”), intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and related tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”), and Quixote intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Trinity, the Purchaser and Quixote intend to mail these documents to the stockholders of Quixote. These documents will contain important information about the tender offer, including the various terms of, and conditions to, the tender offer, and stockholders of Quixote are urged to read them carefully and in their entirety before making any decision to tender securities in the planned tender offer. When available, the Tender Offer Statement, as well as the Solicitation/Recommendation Statement, will be made available to Quixote’s stockholders at no expense to them and will also be available at no charge on the SEC’s website at www.sec.gov.
This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although the management of Trinity Industries, Inc. and Quixote Corporation believe that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of either Trinity Industries, Inc. or Quixote Corporation, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in market conditions and product development as well as those discussed or identified in the public filings with the SEC made by Trinity Industries, Inc. and Quixote Corporation, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Trinity Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 and in Quixote Corporation’s Annual Report on Form 10-K for the year ended June 30, 2009. Other than as required by applicable law, Trinity Industries, Inc. and Quixote Corporation do not undertake any obligation to update or revise any forward-looking information or statements.
- END -

3